Exhibit (a)(2)

WOODBRIDGE LIQUIDATION TRUST
Michael I. Goldberg, Liquidation Trustee
350 East Las Olas Boulevard, Suite 1600
Ft. Lauderdale, Florida  33301

December 17, 2019

VIA MAIL & WEB POSTING

Dear Holders of Liquidation Trust Interests:

As you may be aware, on December 12, 2019, Contrarian Funds, L.L.C. (“Contrarian”) commenced a tender offer (the “Contrarian Tender Offer”) to purchase Class A Liquidation Trust Interests of Woodbridge Liquidation Trust (the “Class A Interests”).  The Contrarian Tender Offer is to purchase up to 2,858,405 of the outstanding Class A Interests for $10.00 in cash per Class A Interest, without interest.

As Liquidation Trustee of Woodbridge Liquidation Trust (the “Trust”), I would like to address some of the questions about the Contrarian Tender Offer that you likely will have for the Trust.  I hope that the questions and answers set forth below will be of assistance to you.

QUESTIONS AND ANSWERS

Does this tender offer come from the Trust?

No.  The Contrarian Tender Offer is being made by a wholly-owned subsidiary of Contrarian that is managed by Contrarian Capital Management, L.L.C., another affiliate of Contrarian.  The subsidiary identifies itself as “Woodbridge Liquidity Option, LLC.”  Neither Contrarian nor Woodbridge Liquidity Option, LLC is affiliated in any way with the Trust.  The Trust has not authorized Contrarian or any of its affiliates to use the “Woodbridge” name.

Did the Trust solicit the Contrarian Tender Offer?

No.

Has the Trust approved or disapproved the Contrarian Tender Offer?

No.  The Trust was not involved in any negotiations with Contrarian regarding the terms or conditions of the Contrarian Tender Offer.  The Trust has not yet either approved or disapproved the Contrarian Tender Offer.

Is the Trust going to make any recommendation regarding the Contrarian Tender Offer?

The Supervisory Board of the Trust currently is reviewing and evaluating the Contrarian Tender Offer.  Based on such review and evaluation, the Trust will provide its holders with a statement that the Trust either (a) recommends acceptance or rejection of the Contrarian Tender Offer, (b) expresses no opinion and is remaining neutral toward the Contrarian Tender Offer, or (c) is unable to take a position with respect to the Contrarian Tender Offer.  If the Trust takes a position, the statement will also include the reason(s) for the position.  If the Trust is unable to take a position, the statement will include the reason(s) that the Trust is unable to take a position.

When will the Trust release its statement?

The Trust expects to provide holders of Class A Interests with its statement regarding the Contrarian Tender Offer no later than December 26, 2019.

Will that release date give me time to tender my Class A Interests if I decide to do that?

The Contrarian Tender Offer states that it will remain open until January 10, 2020 unless the offer is extended or earlier terminated.

What should I do until the Trust releases its statement?

The Trust recommends that holders defer making any determination to accept or reject the Contrarian Tender Offer until they have been provided with the Trust’s statement.  The Trust also recommends that holders inform themselves of all the available information by reviewing the Trust’s Registration Statement on Form 10 on file with the United States Securities and Exchange Commission (which was amended on December 13, 2019).  You may also wish to consult with your financial, investment, tax, or other advisors.

I haven’t received any mailing regarding the Contrarian Tender Offer.  Who should I call?

The Trust is not involved in and has no responsibility for the mailing of the Contrarian Tender Offer materials.  We understand, however, that requests for additional copies of the Contrarian Tender Offer materials may be directed to Broadridge, Inc., which is acting as Depositary for Contrarian, at the location and telephone number set forth below:

Broadridge, Inc.
Attn:  BCIS IWS
51 Mercedes Way
Edgewood, NY  11717
Toll-Free (844) 976-0737

There is something in the Contrarian Tender Offer materials I don’t understand.  Who should I call?

The Trust was not involved in the preparation of the Contrarian Tender Offer materials and can neither interpret them or accept responsibility for their accuracy or content.  If there is something in the Contrarian Tender Offer material you have a question about, you should contact representatives of Contrarian, including Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

Where can I obtain a copy of the Trust’s Registration Statement on Form 10?

Holders are able to obtain free copies of the Registration Statement through the website maintained by the SEC at www.sec.gov.  In addition, holders are able to obtain free copies of the Registration Statement at the Trust’s website at  https://woodbridgeliquidationtrust.com.

Contrarian is offering $10.00 per Class A Interest.  Is that a good price?

At the moment, there is no available current market price for the Class A Interests.  (Such a market price is expected to become available only after effectiveness of the Registration Statement on December 24, 2019 and after a trading symbol for the Class A Interests has been assigned.)  In the absence of a current market price for the Class A Interests, holders may wish to consider the value of a Class A Interest based on the value of the Trust’s assets as stated in the Trust’s most recent consolidated financial statements, which are set forth in the Registration Statement.

It also may be helpful to think about the value of a Class A Interest as a recovery, expressed as a percentage, on your allowed bankruptcy claims in the Woodbridge bankruptcy cases.  You could then compare (a) what percentage recovery you would realize if you were to sell all of your Class A Interests for $10 per Class A Interest with (b) what percentage recovery you would realize if you were to hold your Class A Interests and the Trust were to successfully liquidate its assets for the values stated in the Trust’s most recent financial statements.

Approximately what percentage of my allowed bankruptcy claims would I realize if I were to sell my Class A Interests for $10 per Class A Interest?

If you were to sell all your Class A Interests for $10 per Class A Interest, your percentage recovery on your allowed bankruptcy claims, before taxes and excluding any past distributions by the Trust, would range from approximately 9.67% to approximately 14.00%.  As you can see from the chart below, the exact percentage would depend on the class of your allowed claim in the Woodbridge bankruptcy cases and whether you elected to contribute to the Trust for prosecution the causes of action that you held against the persons who were not released under the Plan.

Percentage Recoveries per Class of Claim at $10 per Class A Interest
Class of Claim	Did You Contribute Your Individual Causes of Action?	Percentage Recovery
General Unsecured (Class 4)	N/A	13.33%
Notes (Class 3)	Yes	14.00%
	No	13.33%
Units (Class 5)	Yes	10.15%
	No	9.67%

What would my recovery be if the assets were liquidated for the values stated in the Trust’s most recent financial statements?

Based on the financial statements of the Trust, as of September 30, 2019 the Trust had net assets in liquidation as of September 30, 2019 of $333,582,000 (which excludes the value of recoveries from preference actions, avoidance actions or other causes of action brought by the Trust and not resolved, whether by settlement or litigation, prior to September 30, 2019). As of November 30, 2019, the Trust had 11,461,811 outstanding Class A Interests.  This implies that each Class A Interest has a current value of approximately $29.10.  If it were possible to realize $29.10 per Class A Interest right now, your percentage recovery of your allowed bankruptcy claims cases, before taxes and excluding any past distributions by the Trust, would range from approximately 28.13% to approximately 40.75%.  Again, as you can see from the chart below, your exact percentage would depend on the class of your allowed claim in the Woodbridge bankruptcy cases and whether you elected to contribute to the Trust for prosecution the causes of action that you held against the persons who were not released under the Plan.  In addition, the Trust has not completed the reconciliation of all claims, so it is possible that the percentage recoveries could change based on the final allowance of claims; it is unlikely that the change in recoveries would be significant.

Percentage Recoveries per Class of Claim at $29.10 per Class A Interest
Class of Claim	Did You Contribute Your Individual Causes of Action?	Percentage Recovery
General Unsecured (Class 4)	N/A	38.81%
Notes (Class 3)	Yes	40.75%
	No	38.81%
Units (Class 5)	Yes	29.54%
	No	28.13%

But isn’t it true that there is no guarantee that the Trust will be able to distribute the full value of its net assets in liquidation?

That is correct—the ability of the Trust to make distributions of its net assets in liquidation is subject to many risks and other factors, as set forth in Item 1A of the Registration Statement.  It is also possible that the Trust may be able to distribute an amount in excess of the net assets in liquidation, including if the Trust is successful in pursuing its litigation recoveries, which are highly speculative at this point.  We urge that each holder of a Class A Interest review the Registration Statement and carefully consider all such risks and other factors.

I hope that the foregoing questions and answers are of assistance to our holders, and I look forward to communicating further regarding the Contrarian Tender Offer in the days to come.

Sincerely,

/s/ Michael Goldberg
Michael Goldberg,
Liquidation Trustee of the Woodbridge Liquidation Trust